File No. 70-9757

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A POST-EFFECTIVE AMENDMENT NO. 5
APPLICATION OR DECLARATION
under the

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Mississippi, Inc.
308 East Pearl Street
Jackson, Mississippi 39201

(Names of company filing this statement and address of principal executive offices)

_____________________________________________________

Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

_______________________________________________________

Carolyn C. Shanks                                                                                         Steven C. McNeal
President and Chief                                                                                        Vice President and Treasurer
Executive Officer                                                                                            Entergy Services, Inc.
Entergy Mississippi, Inc.                                                                                  639 Loyola Avenue
308 East Pearl Street                                                                                      New Orleans, Louisiana 70113
Jackson, Mississippi 39201

(Name and address of agent for service)

________________________________________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Mark G. Otts, Esq.                                                                                 William T. Baker, Jr., Esq.
Senior Counsel -                                                                                     Kimberly M. Reisler, Esq.
Corporate and Securities                                                                         Thelen Reid & Priest LLP
Entergy Services, Inc.                                                                              875 Third Avenue, 10th Floor
639 Loyola Avenue                                                                                 New York, New York 10022
New Orleans, Louisiana 70113                                                                (212) 603-2000
(504) 576-5228                                                                                       (212) 603-2001 (fax)
(504) 576-4150 (fax)

Item 1. Description of Proposed Transactions.

By order dated December 26, 2000 (HCAR No. 27317) (the "First Order"), the Company was authorized, among other things, from time to time through December 31, 2003, (A) to issue and sell up to (i) $540 million of its first mortgage bonds ("Bonds") and/or the Company's debentures ("Debentures"); and (ii) $50 million of (a) preferred securities of a subsidiary of the Company ("Entity Interests") and/or (b) its preferred stock ("Preferred Stock"); and (B) to enter into arrangements for the issuance and sale of up to (i) $46 million of tax-exempt bonds ("Tax-Exempt Bonds") to be issued by the appropriate governmental authority, including the pledge of its first mortgage bonds up to $52 million as security; and (ii) $100 million of municipal securities ("Municipal Securities") issued by the appropriate municipal entity. Such order authorized fees, commissions and expenses of the underwriters to be incurred in connection with the Bonds, Debentures, Preferred Stock, Tax-Exempt Bonds and Municipal Securities not to exceed 2% of the principal amount to be sold, and in the case of Entity Interests and Debentures issued under a subordinated debenture indenture, 3.25% of the principal amount to be sold.

By order dated October 1, 2002 (HCAR No. 27572) (the "Second Order"), the Company was authorized, in connection with the issuance and sale of Bonds, Debentures, Debentures issued under a subordinated debenture indenture, Preferred Stock, Entity Interests, Tax-Exempt Bonds and Municipal Securities, to incur fees, commissions and expenses of the underwriters not to exceed the lesser of 3.25% of the principal amount, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, debentures, debentures issued under a subordinated debenture indenture, preferred stock, subsidiary interests, tax-exempt bonds or municipal securities, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

The Company believes that current market conditions make (1) prefunding of certain series of near-term maturing debt and (2) early refunding of certain series of longer-term maturing debt economically advisable for the Company. The Company therefore requests authority to increase the aggregate principal amount of Bonds and/or Debentures issuable through December 31, 2003, with the same terms and conditions as those authorized by the First and Second Orders, by $200 million from $540 million to $740 million. Accordingly the Company amends Item 1, Section A in this File to read in its entirety as follows:

Section A. Overview

1. Entergy Mississippi, Inc., a Mississippi corporation ("Company"), and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, ("Holding Company Act"), proposes, from time to time through December 31, 2003, through negotiated public offering or competitive bidding, (1) to issue and sell one or more series of the Company's first mortgage bonds ("Bonds") and/or one or more series of the Company's debentures ("Debentures") in a combined aggregate principal amount of Bonds and Debentures not to exceed $540 million, and/or the purchasing of insurance as collateral security for such Bonds and/or Debentures, and/or (2) to issue and sell (a) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities of such subsidiary having a stated per share liquidation preference ("Entity Interests") and/or (b) one or more new series of the Company's Preferred Stock ("Preferred"), in a combined aggregate amount of Entity Interests and Preferred not to exceed $50 million (the issuance of the Entity Interests to include the issuance of one or more series of the Company's junior subordinated debentures to said special purpose subsidiaries, each series of junior subordinated debentures in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution and in addition to, and not to be included in the $540 million combined aggregate principal amount of Bonds and Debentures requested in subsection (1) above), and/or (3) to enter into arrangements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $46 million for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing or for the refinancing of outstanding tax-exempt bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds ("Collateral Bonds") as collateral security for such Tax-Exempt Bonds in an aggregate principal amount not to exceed $52 million which amount of said Collateral Bonds is not included in the $540 million combined aggregate principal amount of Bonds and Debentures referred to in subsection (1) above and/or the purchasing of letters of credit and/or insurance as collateral security for such Tax-Exempt Bonds, and/or (4) to enter into arrangements for the issuance and sale of municipal securities in an aggregate principal amount not to exceed $100 million ("Municipal Securities") to be issued in one or more series through a state or local municipal entity ("Municipal Entity") (the financings contemplated in (1) through (4) above being hereinafter collectively referred to as "New Financing Plan"). Each of these proposed transactions is discussed in detail below.

2. The Company believes that current market conditions make (1) prefunding of certain series of near-term maturing debt and (2) early refunding of certain series of longer-term maturing debt economically advisable for the Company. The Company therefore proposes to issue and sell up to an additional $200 million in aggregate principal amount of Bonds and/or Debentures through December 31, 2003, with the same terms and conditions as those previously authorized in this file, thereby increasing the aggregate principal amount of Bonds and/or Debentures issuable pursuant to this file from $540 million to $740 million.

The Company also amends Item 1, Section I in this File to read in its entirety as follows:

Section I. Other

1. The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. The Company hereby represents that, pursuant to Rule 54, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Holding Company Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

2. With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.23 billion) is equal to approximately 54% of Entergy's "consolidated retained earnings" as of June 30, 2003 (approximately $4.1 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32).

3. Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this File. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

(a) As of June 30, 2003, Entergy's aggregate investment in Exempt Projects is equal to 12% of Entergy's total consolidated capitalization, 12% of consolidated net utility plant and 19% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

(b) Entergy's consolidated retained earnings have grown by an average of 14% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2003).

(c) Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

(d) As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2003, Entergy's consolidated capitalization ratio was approximately 49.7% debt and approximately 50.3% equity, consisting of approximately 3.2% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

(e) Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of the instant filing.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 2. Fees, Commissions and Expenses.

The Company also amends Item 2 in this File to read in its entirety as follows:

The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of Bonds or Debentures are not expected to exceed the following:

	Initial Sale	Each Additional Sale
Registration Statement	$142,560	$--
Application-Declaration	2,000	--
*Rating Agencies' fees	25,000	25,000
*Trustees' fees	7,000	3,000
*Fees of Company's Counsel:
Wise Carter Child & Caraway, Professional Association	20,000	10,000
Thelen Reid & Priest LLP	45,000	30,000
*Fees of Entergy Services, Inc.	30,000	25,000
*Accountants' fees	18,000	12,000
*Printing and engraving costs	25,000	20,000
*Miscellaneous expenses (including blue-sky expenses)	25,000	15,000
*Total Expenses	$349,560	$140,000
_________________
*Estimated

The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of Preferred are not expected to exceed the following:

	Initial Sale	Each Additional Sale
**Registration Statement	$13,200	$--
*Rating Agencies' fees	25,000	25,000
*Trustees' fees	7,000	3,000
*Fees of Company's Counsel:
Wise Carter Child & Caraway, Professional Association	20,000	10,000
Thelen Reid & Priest LLP	45,000	30,000
*Fees of Entergy Services, Inc.	30,000	25,000
*Accountants' fees	18,000	12,000
*Printing and engraving costs	25,000	20,000
*Miscellaneous expenses (including blue-sky expenses)	25,000	15,000
*Total Expenses	$208,200	$140,000
_________________
*Estimated
**Divided with Registration Statement fee for Entity Interests below.

The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Entity Interests are not expected to exceed the following:

	Initial Sale	Each Additional Sale
**Registration Statement	$13,200	$--
*Rating Agencies' fees	40,000	40,000
*Trustees' fees	25,000	10,000
*Fees of Company's Counsel:
Wise Carter Child & Caraway, Professional Association	35,000	25,000
Thelen Reid & Priest LLP	45,000	30,000
*Fees of Entergy Services, Inc.	35,000	25,000
*Accountants' fees	22,000	16,000
*Printing and engraving costs	40,000	40,000
*Miscellaneous expenses (including blue-sky expenses)	65,000	34,000
*Total Expenses	$320,200	$220,000
_________________
*Estimated
**Divided with Registration Statement fee for Preferred above.

The fees and expenses to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including the expenses related to the issuance and pledge of the Collateral Bonds) are estimated not to exceed the following:

	Initial Sale	Each Additional Sale
*Rating Agencies' fees	$35,000	$35,000
*Trustees' fees	35,000	35,000
*Fees of Bond Counsel	60,000	40,000
*Fees of Company's Counsel:
Wise Carter Child & Caraway, Professional Association	35,000	25,000
Thelen Reid & Priest LLP	40,000	30,000
*Fees of Entergy Services, Inc.	30,000	20,000
*Accountants' fees	10,000	10,000
*Printing and engraving costs	20,000	20,000
*Miscellaneous expenses (including blue-sky expenses)	25,000	25,000
*Total Expenses	$290,000	$240,000
_________________
*Estimated

The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Bonds, Debentures, Entity Interests, Preferred, Debentures issued under the Subordinated Debenture Indenture, Tax-Exempt Bonds or Municipal Securities will not exceed the lesser of 3.25% of the principal amount of the Bonds, Debentures, Entity Interests, Preferred, Debentures issued under the Subordinated Debenture Indenture, Tax-Exempt Bonds or Municipal Securities, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, debentures, subsidiary interests, preferred stock, subordinated indenture debentures, tax-exempt bonds or municipal securities, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

Expenses to be incurred by the Company in connection with obtaining the order of the Commission proposed herein authorizing an increase of $200 million in the aggregate principal amount of Bonds and/or Debentures issuable through December 31, 2003, are estimated not to exceed $16,500, including $13,500 estimated for legal fees and $3,000 estimated for the fees of ESI.

Item 4. Regulatory Approval.

No state regulatory body or agency and no federal commission or agency other than the Commission has jurisdiction over the transactions proposed herein.

Item 5. Procedure.

The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued as soon as possible, and that the Commission's order authorizing the remaining transactions proposed in this proceeding be issued by September 26, 2003, to meet the Company's current financing schedule.

The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and requests that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

Item 6. Exhibits and Financial Statements.

Section A. Exhibits.

F-1(g) Opinion of Wise Carter Child & Caraway, Professional Association.

F-2(g) Opinion of Thelen Reid & Priest LLP.

* H-3 Suggested Form of Notice of Proposed Transactions for publication in the Federal Register.

___________________

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment No. 5 to the Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY MISSISSIPPI, INC.

By: /s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer

Dated: September 23, 2003